Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, January 9, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 2 to January 6, 2023:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
02/01/2023	587,716	59.640928	35,051,927.64	XPAR
02/01/2023	144,000	59.679682	8,593,874.21	CEUX
02/01/2023	36,000	59.743117	2,150,752.21	TQEX
02/01/2023	37,000	59.552326	2,203,436.06	AQEU
03/01/2023	401,438	60.028748	24,097,820.54	XPAR
03/01/2023	260,000	59.748029	15,534,487.54	CEUX
03/01/2023	75,000	59.718969	4,478,922.68	TQEX
03/01/2023	65,000	59.826902	3,888,748.63	AQEU
04/01/2023	474,633	58.027472	27,541,753.12	XPAR
04/01/2023	240,000	57.990016	13,917,603.84	CEUX
04/01/2023	65,000	58.006928	3,770,450.32	TQEX
04/01/2023	65,000	58.002640	3,770,171.60	AQEU
05/01/2023	526,092	57.768144	30,391,358.41	XPAR
05/01/2023	200,000	57.728600	11,545,720.00	CEUX
05/01/2023	55,000	57.752332	3,176,378.26	TQEX
05/01/2023	50,000	57.729787	2,886,489.35	AQEU
06/01/2023	527,111	58.745514	30,965,406.63	XPAR
06/01/2023	195,000	58.739501	11,454,202.70	CEUX
06/01/2023	60,000	58.741661	3,524,499.66	TQEX
06/01/2023	35,000	58.738522	2,055,848.27	AQEU
Total	4,098,990	58.794935	240,999,851.66

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

* * * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com